Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

October 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Jeanne Baker
Terence O’Brien

RE:	Cibus, Inc.
Registration Statement on Form S-3 (File No. 333-273062)

Ladies and Gentlemen:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Cibus, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on October 27, 2023 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant also hereby requests that the Commission notify Peter Devlin of Jones Day at (212) 326-3978 or pdevlin@jonesday.com to confirm that the Registration Statement has become effective.

Please contact Peter Devlin of Jones Day if you have any questions concerning the foregoing. Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,

CIBUS, INC.

By:	/s/ Wade King
	Name:	Wade King
	Title:	Chief Financial Officer

cc:	Peter Devlin, Jones Day

[Signature Page to Acceleration Request]